EXHIBIT (a)(1)(iii)

Dear Member:

       We are enclosing a copy of the BlackRock Preferred Partners LLC (the “Fund”) Offer to Purchase dated September 27, 2012 (the “Offer to Purchase”), in which the Fund is offering (the “Offer”) to purchase up to 613,361 of its limited liability company units (the “Units”). The Units subject to the Offer represent approximately 15% of the Fund’s net asset value as of August 31, 2012 (approximately $6,256,282). For Units (or portions thereof) tendered and accepted for repurchase, members of the Fund (“Members”) will receive and be bound by the terms of a repurchase instrument, as set forth in the Fund’s Amended and Restated Limited Liability Company Agreement, dated as of June 6, 2012, entitling the Member to be paid an amount equal to the net asset value (“NAV”) per Unit accepted for repurchase determined as of December 31, 2012 (or a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any applicable early withdrawal charge due to the Fund in connection with the Offer and subject to the terms thereof. Together with the Offer to Purchase we are sending you a form of Letter of Transmittal (the “Letter”) for use by holders of record of Units that you should read carefully. Certain selected financial information with respect to the Fund is set forth in the Offer to Purchase.

       If, after reviewing the information set forth in the Offer to Purchase and the Letter, you wish to tender Units for purchase by the Fund, please follow the instructions contained in the Offer to Purchase and Letter.

       Neither the Fund nor its Board of Directors makes any recommendation to any holder of Units as to whether or not to tender Units. Each Member is urged to consult his or her broker or tax adviser before deciding whether to tender any Units.

       The Units currently are not traded on any established secondary market. The value of your Units will likely change between the time the Fund’s NAV was most recently calculated (August 31, 2012) and the Valuation Date (December 31, 2012). The Fund calculates its NAV as of the close of business on the last business day of each calendar month, within approximately 25 calendar days after the last business day of such month, and at such other times as the Board may determine. Members desiring to obtain the Fund’s most recently calculated NAV may contact the Fund’s administrator, BNY Mellon Alternative Investments, at 1-866-211-4521.

       Requests for additional copies of the Offer to Purchase or the Letter may be directed to BNY Mellon Alternative Investments, Attn: BlackRock Preferred Partners, c/o Investor Services, 400 Bellevue Parkway, Wilmington, DE 19809, or by telephone at 1-866-211-4521.

       Should you have any other questions on the enclosed material, please do not hesitate to contact BNY Mellon Alternative Investments, at 1-866-211-4521. We appreciate your continued interest in BlackRock Preferred Partners LLC.

Yours truly,

BlackRock Preferred Partners LLC